UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Imperial Parking Corporation

Title of Class of Securities:  Common Stock, $1 par value

CUSIP Number:  453077109

       (Name, Address and Telephone Number of Person
    Authorized To Receive Notices and Communications)

                       Felix Kozodoy
               Magten Asset Management Corp.
                    35 East 21st Street
                 New York, New York 10010

  (Date of Event which Requires Filing of this Statement)

                     December 27, 2000

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of

Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No.: 453077109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Magten Asset Management Corp.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         AF

5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         59,782

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         164,627

11. Aggregate Amount Beneficially Owned by Each Reporting

Person

         164,627

12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares    [ ]


13. Percent of Class Represented by Amount in Row (11)

         7.9%

14. Type of Reporting Person

         IA, CO

CUSIP No.: 453077109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Talton R. Embry

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         OO

5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         16,814

8.  Shared Voting Power:

         114,123

9.  Sole Dispositive Power:

         16,814

10. Shared Dispositive Power:

         218,968

11. Aggregate Amount Beneficially Owned by Each Reporting

Person

         235,782

12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares     [ ]

13. Percent of Class Represented by Amount in Row (11)

         11.3%

14. Type of Reporting Person

         IN

The purpose of this Amendment No. 1 to Schedule 13D is to report the change in ownership of Magten Asset Management
Corp. ("Magten") and Talton R. Embry (collectively, the
"Reporting Persons") in the Common Stock (the "Common
Stock") of Imperial Parking Corporation (the "Issuer").

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock.

         The name and address of the principal executive and business office of the Issuer is:

         Imperial Parking Corporation
         601 West Cordova Street
         Suite 300
         Vancouver, BC Canada V6B-1G1

Item 2.  Identity and Background

         This statement is being filed on behalf of Magten Asset Management Corp. ("Magten"), a Delaware corporation, and Talton R. Embry together the "Reporting Persons." Magten, a registered investment adviser, has investment discretion over certain managed accounts of its investment advisory clients and certain private investment funds for which it serves as general partner or investment manager. Mr. Embry is a managing director and the sole shareholder of Magten. Mr. Embry has investment discretion over various pension plans of Magten. The principal office of the Reporting Persons is at 35 East 21st Street, New York, New York 10010.

         On February 26, 1996, Magten and the Maryland Securities Commissioner entered into a consent order whereby Magten paid a fine of $1,500. The Maryland Securities Commissioner alleged that Magten effected investment advisory transactions in Maryland prior to its registration as a Maryland investment adviser. Magten is currently registered as an investment adviser in Maryland, and its activities are not restricted.

         Mr. Embry has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Embry has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Talton R. Embry is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         The shares of Common Stock were distributed to the Reporting Persons in a "spin-off" transaction. First Union
Real Estate Equity and Mortgage Investments ("First Union") made a special distribution of a subsidiary, Imperial
Parking Corporation (the "Issues") to holders of record as of March 20, 2000 (the "Record Date"). First Union distributed one share of the Issues for every twenty shares of First Union held on the Record Date.

Item 4.  Purpose of Transactions

         The Common Stock deemed to be beneficially owned by the Reporting Persons is held for investment purposes. Notwithstanding the foregoing, one of the Reporting Persons, Mr. Embry, is a member of the Board of Directors of the Issuer and as such has had discussions with Management.

         The Reporting Persons have not entered into any agreements or arrangements relating to the Common Stock.

         Except as described above, the Reporting Persons do not have any plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to the Schedule 13D. The Reporting Persons reserves the right to acquire additional Shares, dispose of all or some of the Shares from time to time, or continue to hold the Shares.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, Magten and Mr. Embry are deemed to beneficially own 164,627 and 235,782 Shares respectively. Based on information supplied by the Issuer, as of November 11, 2000 there were 2,089,464 Shares outstanding. Therefore, Magten and Mr. Embry are deemed to beneficially own 7.9% and 11.3%, respectively of the outstanding Shares. The Reporting Persons have the shared power to vote or direct the vote of 114,123 Shares. The

Reporting Persons do not have the power to vote or direct the vote of 104,845 Shares. The Reporting Persons have the power to dispose of or direct the disposition of all 235,782 Shares. All transactions in the Shares effected by the Reporting Persons during the sixty days prior to December 27, 2000 through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.

         The Reporting Persons may be deemed to be beneficially owners of the Shares. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, the Reporting Persons hereby declare that the filing of this
Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Shares.

         Investment advisory clients, on whose behalf the Shares are held in managed accounts, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

         Item 6.   Contracts, Arrangements, Understandings
or Relationships with Respect to Securities of the Issuer

         See Item 4.
Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons during the 60 days prior to March 27, 2000 through the date of this filing is filed herewith as Exhibit B.


         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.



                          MAGTEN ASSET MANAGEMENT CORP.

                          By: /s/ Talton R. Embry
                              _____________________________
                              Talton R. Embry
                              Managing Director

                              /s/ Talton R. Embry
                              _____________________________
                              Talton R. Embry

January 10, 2001

                                                   Exhibit A



                         AGREEMENT

         The undersigned agree that this Amendment No. 1 to

Schedule 13D dated January 10, 2001 relating to the Common

Stock of Imperial Parking Corporation shall be filed on

behalf of the undersigned.


                           MAGTEN ASSET MANAGEMENT CORP.

                           By: /s/ Talton R. Embry
                               _____________________________
                               Talton R. Embry
                               Managing Director

                               /s/ Talton R. Embry
                               _____________________________
                               Talton R. Embry

                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS


                                          Price Per Share
  Date     Shares Purchased or (Sold) (excluding commission)
  ____     __________________________  _____________________
12/27/00             (2,942)                    *
12/05/00             (2,500)                   16.5
12/04/00               (500)                   16.625
11/27/00             (1,900)                   17.125
11/22/00               (525)                   17.125














* Shares distributed in kind to the Reporting Persons advisory clients





















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